UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

Crown PropTech Acquisitions
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G25741 102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25741 102	Schedule 13G

1	NAME OF REPORTING PERSON Crown PropTech Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,960,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,960,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,960,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% (1)
12	TYPE OF REPORTING PERSON OO

CUSIP No. G25741 102	Schedule 13G

1	NAME OF REPORTING PERSON Richard David Chera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,960,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,960,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,960,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% (1)
12	TYPE OF REPORTING PERSON IN

CUSIP No. G25741 102	Schedule 13G

1	NAME OF REPORTING PERSON Dr. Pius Sprenger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,960,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,960,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,960,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3% (1)
12	TYPE OF REPORTING PERSON IN

(1) See Item 4 below. The Sponsor (as defined below) owns 5,960,000 Class B ordinary shares of the Issuer, which are automatically convertible into the Issuer’s Class A ordinary shares as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252307).

Item 1(a). Name of Issuer:

Crown PropTech Acquisitions (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

667 Madison Avenue, 12th Floor, New York, NY 10065

Item 2(a). Name of Person Filing:

Crown PropTech Sponsor, LLC (the “Sponsor”)

Richard David Chera

Dr. Pius Sprenger

Item 2(b). Address of Principal Business Office or, if none, Residence:

Crown PropTech Sponsor, LLC – 667 Madison Avenue, 12th Floor, New York, NY 10065

Richard David Chera – 667 Madison Avenue, 12th Floor, New York, NY 10065

Dr. Pius Sprenger – 667 Madison Avenue, 12th Floor, New York, NY 10065

Item 2(c). Citizenship:

Crown PropTech Sponsor, LLC – Delaware

Richard David Chera – USA

Dr. Pius Sprenger – Germany

Item 2(d). Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G25741 102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Sponsor may be deemed to beneficially own 5,960,000 shares of the Issuer’s Class B ordinary shares, representing 17.3 % of the total Class A and Class B ordinary shares issued and outstanding. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252307).

Crown PropTech Sponsor, LLC is managed by a board of managers comprising Mr. Chera and Mr. Sprenger, who may each be deemed to have voting and investment discretion with respect to the ordinary shares held of record by Crown PropTech Sponsor, LLC. Each of Mr. Chera and Mr. Sprenger disclaims any beneficial ownership of the shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

Crown PropTech Sponsor, LLC
/s/ Pius Sprenger
Name: Pius Sprenger
Title: Chief Financial Officer

Richard David Chera

/s/ Richard Chera
Name: Richard Chera

Dr. Pius Sprenger
/s/ Pius Sprenger
Name: Pius Sprenger

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 8, 2022, by and among Crown PropTech Sponsor, LLC, Richard David Chera and Dr. Pius Sprenger.

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to ordinary shares of Class A Ordinary Shares of CPTK. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 8, 2022

Crown PropTech Sponsor, LLC
/s/ Pius Sprenger
Name: Pius Sprenger
Title: Chief Financial Officer

Richard David Chera
/s/ Richard Chera
Name: Richard Chera

Dr. Pius Sprenger
/s/ Pius Sprenger
Name: Pius Sprenger